Exhibit 4.3

April 13, 2022

Gateway SMP LLC.

RE:	Binding letter of intent to lease retail property located at Gateway Medical Center, 995 Gateway Center Way, Suites 107 & 108, San Diego, CA 92102

The purpose of this binding letter of intent (this“LOI”) is to set forth the initial terms on which Prime Harvest, Inc., or its nominee (“Tenant”) agrees to lease from Landlord (as defined below), and Landlord agrees to Lease to Tenant, the Premises (as defined below).

LANDLORD:	Gateway SMP, LLC
Attn: Law Office of Ali Ehsan
4225 Executive Sq
Suite 600
La Jolla, CA 92037

TENANT:	Prime Harvest, Inc.

PREMISES:	Retail premises consisting of approximately 2,955 rentable square feet of commercial retail space designated as Suites 107 & 108 (the “Premises”) located within the Project (as defined below).

PAYMENTS:	Tenant shall pay on the following schedule:

$28,000 on or before May 1st

$28,000 on the 1st of every month thereafter during Due Diligence

$29,400 on the 1st of every month thereafter during Lease Commencement

$30,870 on the 1st of every month during the 2nd year of the Lease Term

$32,413 on the 1st of every month during the 3rd year of the Lease Term

$34,034 on the 1st of every month during the 4th year of the Lease Term

$35,735 on the 1st of every month during the 5th year of the Lease Term

Any exercised renewal will also be with the same 5% annual increases e.g.

$37,522 on the 1st of every month during the 6 year of the Lease Term

PERMITTED USE:	The operation of a cannabis dispensary, whether medical, adult use or otherwise, as may be permitted under State of California law from time to time, together with such other uses as may be necessary or related thereto.

LEASE:	Upon execution of this LOI, Landlord and Tenant shall use commercially reasonable, good faith efforts to negotiate and enter into a lease agreement substantially similar to Landlord’s standard form lease, containing the terms and conditions set forth in this LOI and other customary and reasonable terms and conditions for the rental of space similar to the Premises (the“Lease”).

LEASE TERM; RENEWAL OPTIONS:	The “Lease Term” will be the period of time commencing on the Rent Commencement Date (as defined below) and expiring on the 5th anniversary of the Rent Commencement Date. Tenant will be entitled to two five (5) year renewal options to extend the Lease Term, each of which may be exercised by Tenant in its sole discretion at a date not less than 90 days before lease end.

UTILITIES:	Tenant shall be responsible for all utilities supplied to and consumed upon the Premises during the Lease Term.

ASSIGNMENT & SUBLETTING:	Tenant shall have the right, without the consent of Landlord, to assign the Lease in its entirety, or to sublet all or any portion of the Premises, to:

(a) any entity resulting from a merger or a consolidation with Tenant; or

(b) any subsidiary or affiliate of Tenant. Any other assignment or sublease will require the prior written consent of Landlord, which is not to be unreasonably withheld, conditioned or delayed.

TENANT IMPROVEMENTS:	Tenant will be entitled to make alterations, additions, or improvements to the Premises. Prior to commencing any initial tenant improvements, Tenant will deliver detailed plans and specifications for improvements to Landlord for Landlord’s review and approval, which approval is not to be unreasonably withheld, conditioned or delayed. If not approved or rejected by Landlord within 15 days, the plans, specification and improvements will be deemed approved.

LIMITATION OF REMEDIES:	Landlord acknowledges and agrees that it shall in no event be entitled to any remedy that would make Landlord an affiliate or partner in any way with Tenant, triggering any landlord’s lien under the Lease, whether statutory or otherwise, or any other lien rights or similar interest

SECURITY:	Tenant shall be responsible for two additional hours a day of manned security beyond the requirements of the City and State. Additionally the main points of ingress and egress to and out of the building will be monitored 24/7 by live remote monitoring at Tenant’s sole expense.

TERMS OF AGREEMENT:	This LOI shall be binding between Landlord and Tenant. The Lease shall contain a contingency allowing Tenant to terminate the Lease at any time (without penalty or further monies owed) in the event all Approvals for the operation of the Premises for the permitted use are not obtained. The terms of this LOI shall govern until the Lease is executed.

EXCLUSIVITY:	Landlord will not offer the Premises for lease to anyone or other third- party tenant during the Feasibility Period referenced in this LOI. Aside from the Feasibility Period Payments, Tenant shall not be obligated to make any payments, and Tenant shall have no liability for same to the Landlord, during the time following execution of the Lease, unless and until the Rent Commencement Date occurs.

TERMINATION OF LOI:	This LOI may be terminated by Tenant at any time upon written notice to Landlord given during the Feasibility Period.

CONFIDENTIALITY:	Landlord and Tenant agree that this LOI and the information contained herein shall be treated and held as private and confidential and shall not be disclosed to third parties without the prior written consent of the other party. Notwithstanding the foregoing, the terms of this LOI may be disclosed in confidence to local and state government officials, prospective lenders, current or prospective business partners or joint venture partners, legal counsel and other consultants to and contractors for Landlord or Tenant for purposes incidental to this agreement or to the conduct of business by Landlord or Tenant.

SIGNATURE PAGE TO FOLLOW

ACCEPTED AND AGREED:

LANDLORD:

Gateway SMP, LLC

By:	/s/ Ali Ehsan
Name:	Ali Ehsan
Its:	Chief Legal Officer

TENANT:

Prime Harvest, Inc.

By:	/s/ Eulenthius Duane Alexander
Name:	Eulenthius Duane Alexander
Its:	Chief Executive Officer

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